Exhibit 99.1

JinkoSolar’s Principal Operating Subsidiary Jinko Solar Co., Ltd. Submits Application Documents for Initial Public Offering on China’s STAR Market

SHANGRAO, China, June 28, 2021—JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced that the application documents regarding a potential initial public offering and listing of the shares of Jinko Solar Co., Ltd. (“Jiangxi Jinko”), a principal operating subsidiary of JinkoSolar, had been submitted to and received by the Shanghai Stock Exchange.

In September 2020, JinkoSolar announced its intention to list the shares of Jiangxi Jinko on the Shanghai Stock Exchange’s Sci-Tech innovation board (the “STAR Market”), a stock exchange intended to support innovative companies in China.

According to Jiangxi Jinko’s relevant initial public offering documents, it plans to issue no more than 2,666,666,666 shares, assuming that the over-allotment option is not exercised (“Offering Shares”). The Offering Shares will represent 10% to 25% of the total share capital of Jiangxi Jinko upon completion of this offering. Currently, JinkoSolar owns approximately 73.28% of Jiangxi Jinko’s shares. Following this initial public offering, JinkoSolar would hold approximately 54.96% of Jiangxi Jinko’s shares (calculated assuming 2,666,666,666 shares will be issued in this offering).

The proceeds of the offering, which are subject to the actual size and pricing of the offering, will be used for capital expenditures for the following two projects and additional working capital for Jiangxi Jinko.

•	Construction of the Company’s production lines in Haining for 7.5 GW high efficiency solar cells and 5 GW high efficiency solar modules. The total capital expenditure for this project is expected to be approximately RMB5.6 billion and Jiangxi Jinko plans to allocate approximately RMB4.0 billion for this project from the proceeds of the offering.
•	Construction of the Company’s research and development center in Haining. The total capital expenditure for this project is expected to be approximately RMB749.8 million and Jiangxi Jinko plans to allocate approximately RMB500.0 million for this project from the proceeds of the offering.
•	Additional working capital of approximately RMB1.5 billion.

The completion of the proposed initial public offering of Jiangxi Jinko is subject to the review process by the Shanghai Stock Exchange and the registration process by the China Securities Regulatory Commission. JinkoSolar cannot predict its ability to successfully complete the listing of Jiangxi Jinko’s shares, the related timeline or the actual size and pricing of the offering.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 22 GW for mono wafers, 11.5 GW for solar cells, and 31 GW for solar modules, as of March 31, 2021.

JinkoSolar has 9 productions facilities globally, 22 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, United States, Mexico, Brazil, Chile, Australia, Portugal, Canada, Malaysia, UAE, Hong Kong, Denmark, and global sales teams in China, United Kingdom, France, Spain, Bulgaria, Greece, Ukraine, Jordan, Saudi Arabia, Tunisia, Morocco, South Africa, Costa Rica, Colombia, Panama, Kazakhstan, Malaysia, Myanmar, Sri Lanka, Thailand, Vietnam, Poland and Argentina, as of March 31, 2021.

To find out more, please see: www.jinkosolar.com

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:
Ms. Stella Wang
JinkoSolar Holding Co., Ltd.
Tel: +86 21- 5180-8777 ext.7806
Email: ir@jinkosolar.com

Rene Vanguestaine
Christensen
Tel: +86 178 1749 0483
Email: rvanguestaine@ChristensenIR.com

In the U.S.:
Ms. Linda Bergkamp

Christensen

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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